Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Rev. 4.1.13

Supplemental Facts

Entergy ITC Transaction

The capital investment requirements of the U.S. electric industry—and the Entergy utilities—are projected to escalate rapidly over the next two decades.

— Capital requirements are growing due to infrastructure needs; environmental regulatory costs; upgrades and expansion to delivery systems and other demands.

— Estimates are that capital expenditures for the U.S. electric industry could total from $1.5 trillion to 2.0 trillion between 2012 and 2030.

Entergy and ITC Holdings Corp. have proposed a solution to address these challenges and transform the way electricity is delivered in the Entergy region.

— Entergy Corporation and ITC have announced an agreement under which Entergy will separate and then merge its electric transmission business into ITC.

— The transaction will produce two separate and independent electric utilities serving the region. ITC will own and focus on transmission while Entergy will own and focus on generation and distribution.

— ITC is now the largest independent electric transmission company. Following the completion of the transaction, ITC will be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines, spanning from the Great Lakes to the Gulf Coast.

— Approximately 750 Entergy employees will transfer to ITC and become the core of the ITC Midsouth workforce; ITC will establish its regional headquarters in Jackson, Miss.

— Our region gains a proven new corporate citizen: Like Entergy, ITC is committed to corporate philanthropy, sustainability, environmental protection, economic development and community investment.

ITC’s independent and transparent business model instills confidence in wholesale markets, fosters regional planning and aligns with national energy policy objectives.

— As a traditional utility, Entergy currently provides generation, distribution and transmission services to a wide-range of customers. Entergy invests in these businesses to ensure that services are provided in a cost-effective and reliable manner. This structure means, however, that Entergy’s investment capital, as well as its focus and expertise, is divided between its generation, distribution, and transmission businesses.

Note that this document is for the benefit of Entergy employees in explaining the transaction and is not to be distributed. Any printed, written, video or digital presentation or other written public statement or communication about the transaction is subject to strict filing and other requirements under the federal securities laws, and no such presentation or written public statement or communication should be made without the prior approval of Entergy’s Communications Department.

Entergy ITC Transaction Supplemental Facts

— In contrast to a traditional utility, an independent transmission company has a singular focus on transmission system performance, planning and operations. With an independent transmission company, there is no competition for capital with generation and distribution businesses. Customers have greater confidence that transmission investment is sufficient to support competitive power markets.

— Because of its independence and singular focus, an independent transmission company is better able to identify and promote inter-regional transmission projects and other transmission investments that require allocation or cooperation between multiple entities. For example, because an independent transmission company does not own a competing generation business, other generation companies are more willing to provide it with access to market sensitive data required for transmission studies and have greater confidence in the results of those studies.

— Having an independent transmission company serve the region aligns with national policy objectives to facilitate investment in regional and inter-regional transmission and increase confidence in competitive electricity markets.

The transaction results in two companies of greater focus and expertise. Each concentrates on critical aspects of delivering safe, affordable and reliable electricity.

— The transaction essentially results in two utility companies that are “specialists.” Entergy and ITC will deliver greater expertise through focus on their particular businesses—just like specialist physicians do in theirs.

— In other markets in which ITC operates, this focus and independence has been proven to deliver industry-leading results. ITC’s expertise is evidenced by top performance in safety and reliability. ITC’s operational excellence has improved performance of every transmission system it has acquired.

— Entergy will focus on generation, distribution and customer service; Entergy’s expertise is evidenced by industry-leading storm restoration records, nuclear plant operating-run records, and recognition for safety, sustainability, environmental care and community service.

— The merging transmission businesses also combine best practices. For example, ITC will integrate best practices from Entergy’s industry-leading storm restoration model as Entergy employees join ITC.

Entergy’s spin/merge of its transmission business enhances the company’s financial strength and flexibility; it improves access to capital for all aspects of electricity production and delivery.

— The proposed spin/merge improves access to capital for the transmission business and focuses financial resources solely on transmission system performance.

— Entergy’s balance sheet is expected to see an improved cash position and reduced debt levels, facilitating investment in generation and distribution and improving credit quality over time.

— Post-transaction, there are two balance sheets financing the energy infrastructure of the region: ITC’s focused on transmission and Entergy’s on generation and distribution.

— As a transmission-only utility, ITC will specifically focus on the transmission system needs of the region to support efficient infrastructure investment, by improving access to capital for the transmission business. ITC has a higher credit rating, enabling transmission investments at lower costs.

— ITC has made capital investments of approximately $3.4 billion in its business since inception; the company has projected investments of approximately $4.2 billion from 2012 through 2016.

The transaction produces extensive customer benefits for about a dollar a month.

— The companies predict that in the long-term the transaction will lower the delivered cost of energy.

— The short-term effect on customer bills is modest because transmission costs are a small portion of Entergy’s revenue requirements reflected in customer bills. (Only 3.7 percent to 6.4 percent of a typical residential bill—based on 2011 average billing data—is attributed to transmission).

— The estimated increase in a residential customer’s total bill is expected to be approximately 0.5 to 1.3 percent—about a dollar per month (based on the rate analysis submitted in joint applications to retail regulators). Larger customers are projected to see an increase that is in line with residential customers, between 0.4 percent and 1.4 percent (based on the rate analysis submitted in joint applications to retail regulators).

— The transaction delivers near-term and longer-term benefits that result from a high-performing system, including improved reliability and efficiency and lower overall costs of delivered energy. These benefits are anticipated to exceed the projected modest increases in average retail customer electric bills resulting from the transaction, as electric transmission accounts for only a small fraction of the typical retail bill.

The Entergy operating companies continue implementation efforts to join the Midwest Independent Transmission System Operator (MISO) by Dec. 2013—a separate but relevant matter.

— The MISO proposal is a separate initiative and involves the long-term operation of electric transmission; MISO would have functional control of the transmission system but would not own it.

— While the MISO and ITC initiatives are separate efforts, together they reshape the transmission grid in our region to provide reliable, affordable energy supply for decades into the future.

— A key condition of the Entergy/ITC agreement is that the Entergy operating companies have received necessary approvals to become members in an RTO.

— All retail regulatory approvals sought by the operating companies to join MISO were given in the summer and fall of 2012, and implementation is on schedule.

The transaction will be seamless for Entergy’s retail customers, who will continue to be customers of Entergy.

— Entergy’s local utility companies will continue to own and operate the distribution and generation assets that serve its customers.

— Entergy’s local utility companies will provide billing and customer service to their customers, just as they do now. Customers will continue to call 800-ENTERGY for service and information.

Regulators play a key role, now and in the future.

— The transaction has been filed with each of the operating companies’ retail regulators as well as FERC, who along with ITC shareholders must approve the transaction for it to proceed.

— The transaction is expected to close later this year. And for the first time, regulators have control over the transmission charges Entergy can collect from retail rate payers, not the charges they receive from MISO.

— Regulators have control over the transmission charges Entergy can collect from retail rate payers, but not the MISO tariffs to Entergy.

— Regulators maintain complete jurisdiction over retail rate design.

— The approval of this transaction will not reduce the retail commission’s authority to regulate the Entergy operating companies subject to its jurisdiction. The new ITC company that owns and operates the former Entergy transmission systems following the transaction will be a public utility that is subject to state utility statutes and regulations applicable to a transmission –only business, including any transmission siting requirements.

— Wholesale transmission service on the Entergy transmission system, which is regulated by FERC presently, will remain fully regulated by FERC after the transaction. Regulators will have the ability to access and review the books and records of the new ITC company that will own the transmission system as a result of the transaction, participate in FERC proceedings, and participate in RTO transmission processes.

— Regulators are vital participants in the stakeholder planning processes, and they will have transparent information about ITC’s plans and the ability to provide feedback throughout the planning process. ITC will also maintain regular communication with regulators about its plans and operations. Entergy and ITC are working closely to develop coordinated storm response procedures.

— Entergy and ITC have complementary strengths in critical areas such as storm response. Entergy and ITC are taking steps to ensure that coordinated processes and resources will be in place to respond to a major storm near the start of hurricane season in 2013 should one occur.

— Entergy personnel with firsthand experience in storm planning and response will be ITC employees after the transaction and will lead storm response and service restoration for ITC’s Midsouth transmission system. This means that, after the ITC transaction, key ITC leadership will not only have knowledge of and experience with storm restoration in the Entergy footprint, but will also be familiar with Entergy’s current storm restoration procedures. Proposed ROE is consistent with approved rates for transmission owners in MISO.

— The proposed Entergy ITC transaction anticipates using the 12.38 percent ROE currently established for all transmission owners in MISO.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.

The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.